                                                                  Rule 424(b)(3)
                                               Securities Act File No. 333-82417

                              2,975,996 SHARES

                           UCAR INTERNATIONAL INC.

                                COMMON STOCK
                              ($.01 par value)

      This Prospectus may be used by certain Selling Stockholders, identified in this prospectus, for the offer and sale of up to 2,975,996 shares of our Common Stock.

      The Shares may be offered and sold from time to time by one or more of the Selling Stockholders. No Selling Stockholder is required to offer or sell any of his Shares. The Selling Stockholders anticipate that, if and when offered and sold, the Shares will be offered and sold in transactions effected on the New York Stock Exchange (NYSE) at then prevailing market prices. The Selling Stockholders reserve the right, however, to offer and sell the Shares on any other national securities exchange on which the Common Stock may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions at a price then to be negotiated. All offers and sales made on the NYSE or any other national securities exchange or in the over-the-counter market will be made through or to licensed or registered brokers and dealers.

      All proceeds from the sale of the Shares will be paid directly to the Selling Stockholders and will not be deposited in an escrow, trust or other similar arrangement. We will not receive any proceeds from the offer and sale of these shares of Common Stock by the Selling Stockholders. We will bear all of the expenses in connection with the registration of these Shares, including legal and accounting fees. No discounts, commissions or other compensation will be allowed or paid by the Selling Stockholders or us in connection with the offer and sale of these shares of Common Stock, except that usual and customary brokers' commissions or dealers' discounts may be paid or allowed by the Selling Stockholders.

      Our corporation was formed under the laws of the State of Delaware on November 24, 1993. Our corporate offices are located at 3102 West End Avenue, Suite 1100, Nashville, Tennessee 37203, and our telephone number is (615) 760-8227.

      Our Common Stock is traded on the NYSE under the symbol "UCR." On July 2, 1999 the closing sale price of the Common Stock, as reported by the NYSE, was $25.13 per share.


      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is July 21, 1999.

      No broker, dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any of the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof. This Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it would be unlawful to make such an offer or solicitation in such jurisdiction.


                            AVAILABLE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (Commission). You may read and copy any of the information on file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1300, Chicago, Illinois 60661-2511. Copies of the filed documents can be obtained by mail from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web Site is http://www.sec.gov.

      This Prospectus constitutes a part of a Registration Statement on Form S-8 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") that we filed with the Commission under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the Registration Statement. Certain parts of the Registration Statement are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and exhibits thereto for further information. Exhibits to the Registration Statement that are omitted from this Prospectus may also be obtained at the Commission's Web Site described above. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and readers are referred to the copy so filed for more detailed information, each such statement being qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered are sold.

      1. Our Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K"), as filed with the Commission on March 26, 1999;

      2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as filed with the Commission on May 14, 1999;

      3. The portions of the Proxy Statement for our 1999 Annual Meeting that have been incorporated by reference into the 1998 10-K;

      4. The description of the Common Stock, contained in our Registration Statement on Form 8-A (File No. 1-13888) dated July 28, 1995 and filed with the Commission under Section 12 of the Exchange Act including any amendments or reports filed for the purpose of updating such description; and

      5. The description of the Rights, contained in our Registration Statement on Form 8-A (File No. 1-13888) dated September 10, 1998 and filed with the Commission under Section 12 of the Exchange Act including any amendments or reports filed for the purpose of updating such description.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      You can request, and we will send to you without charge, copies of documents that are incorporated by reference in this Prospectus but which are not delivered to you (other than exhibits to such documents which are not specifically incorporated by reference). You may request these copies by writing or telephoning the Company at: UCAR International Inc., 3102 West End Avenue, Suite 1100, Nashville, Tennessee 37203, (615) 760-8227.

      You should rely on the information incorporated by reference or provided in this Prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

                 RISKS REGARDING FORWARD-LOOKING STATEMENTS

      This Registration Statement contains forward-looking statements. Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the Commission pursuant to the Commission's rules, we have no duty to update these statements. Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in these statements due to various factors. These factors include the possibility of the occurrence of unanticipated events or circumstances relating to pending antitrust investigations or investigations or lawsuits relating to the same subject matter of these pending investigations or lawsuits, the occurrence of unanticipated events or circumstances relating to businesses acquired within the past several years, the occurrence of unanticipated events or circumstances relating to capacity in the industry, strategic plans or divestiture, joint venture, operating, capital, global integration or other projects, changes in currency exchange rates, changes in economic or competitive conditions, technological developments, and other risks and uncertainties, including those described in this Registration Statement.


                                 THE COMPANY

      Our business was founded in 1886 by National Carbon Company. In 1917, National Carbon Company, along with Union Carbide Company and three other companies, combined to form a new corporation named Union Carbide and Carbon Company, now known as Union Carbide Corporation ("Union Carbide"). National Carbon Company became the Carbon Products Division of Union Carbide. In January 1989, Union Carbide realigned each of its worldwide businesses into separate subsidiaries. As part of the realignment, the business of the Carbon Products Division was separated from Union Carbide's other businesses and became owned by UCAR and its subsidiaries, which were then wholly owned by Union Carbide. In February 1991, Union Carbide sold to Mitsubishi Corporation ("Mitsubishi") 50% of the common equity of UCAR and its subsidiaries.

      In January 1995, we consummated a leveraged recapitalization (the "Recapitalization") pursuant to an agreement among Union Carbide, Mitsubishi, UCAR and a corporation affiliated with Blackstone Capital Partners II Merchant Banking Fund L.P. and its affiliates (collectively, "Blackstone"). Pursuant to the Recapitalization:

      . UCAR issued common stock representing approximately 75% of the then outstanding common stock to Blackstone, an affiliate of Chase Manhattan Bank and certain members of management for $203 million.

      . UCAR Global Enterprises Inc., a direct wholly-owned subsidiary of UCAR ("Global") and certain of its foreign subsidiaries borrowed $585 million under senior secured bank credit facilities arranged through Chase Manhattan Bank.

      .     Global issued $375 million of Subordinated Notes.

      .     We repaid approximately $250 million of then existing indebtedness.

      . UCAR repurchased and cancelled all of the common equity then held by Mitsubishi for $406 million.

      . UCAR paid to Union Carbide a cash dividend of $347 million on the common equity then held by Union Carbide, which common equity represented approximately 25% of the then outstanding common stock.

      . Certain members of management received restricted stock matching a portion of the common stock purchased by them and options to purchase up to an aggregate of 12% of the then outstanding common stock on a fully diluted basis, subject to certain vesting requirements.

      In connection with the Recapitalization, we transferred all of our operating subsidiaries to Global or subsidiaries of Global. UCAR currently holds no material assets other than common stock of Global and intercompany debt owed to it.

      In August 1995, UCAR completed an initial public offering of common stock. In connection with the offering, UCAR sold common stock representing 22% of the common stock outstanding immediately after the offering for net proceeds of $227 million and Union Carbide sold all of the common stock then owned by it. UCAR used net proceeds from the offering to contribute to Global an amount sufficient to redeem $175 million aggregate principal amount of Subordinated Notes at a redemption price equal to 110% of the aggregate principal amount redeemed, plus accrued interest of $4 million. We used the balance of the net proceeds for general corporate purposes and to reduce other outstanding indebtedness.

      In October 1995, we refinanced the bank credit facilities obtained in connection with the Recapitalization with the Senior Bank Facilities at more favorable interest rates and with more favorable covenants.

      In March 1996, Blackstone, an affiliate of Chase Manhattan Bank and certain members of management sold shares of common stock in a secondary public offering. After the offering, Blackstone owned approximately 20% of the then outstanding shares of common stock.

      In March 1997, the Senior Bank Facilities were amended to reduce interest rates, increase the amount available under our revolving credit facility to $250 million from $100 million and change covenants to allow more flexibility in uses of free cash flow for acquisitions, capital expenditures and restricted payments.

      In April 1997, Blackstone sold approximately 14% of the then outstanding common stock in a secondary public offering. Concurrently with the offering, we repurchased 1,300,000 shares of common stock from Blackstone for $48 million. This repurchase constituted part of a previously announced stock repurchase program. After the offering and the repurchase, Blackstone ceased to be a principal stockholder of UCAR.

      In 1997, UCAR's Board of Directors authorized a program to repurchase up to $200 million of common stock at prevailing prices from time to time in the open market or otherwise depending on market conditions and other factors, without any established minimum or maximum time period or number of shares. UCAR purchased an aggregate of $92 million of common stock (including common stock repurchased from Blackstone) under this program. The last repurchase was made in 1997. We do not expect to repurchase additional common stock under this program in the near term.

      In September 1998, UCAR's Board of Directors adopted a global restructuring and rationalization plan. The plan is intended to enhance stockholder value by focusing on optimizing margins, maximizing cash flow, generating growth in earnings and strengthening competitiveness through operating and overhead cost reduction and plant rationalization. The plan is also intended, over the long term, to strengthen our position as a low cost producer supplying the steel and metals industries and, over the near term, to respond to global economic conditions that are adversely impacting our customers. We believe that, under current conditions, the plan will have a positive impact on earnings in the second half of 1999.

      In November 1998, the Senior Bank Facilities were refinanced and the indenture governing the Subordinated Notes was amended. In connection with the refinancing, we obtained additional term debt of $210 million. Following the refinancing, the covenants under the Senior Bank Facilities are more restrictive than they had been prior to the time when we recorded the $340 million charge described below. The covenants do, however, allow us to implement our global restructuring and rationalization plan. Further, the covenants do not restrict our ability to draw on our revolving credit facility unless payments and reserves with respect to the litigation matters described below exceed $400 million (adjusted for certain imputed interest expense).

      Since 1997, we have been served with subpoenas, search warrants and information requests by antitrust authorities in the United States and elsewhere in connection with investigations as to whether there has been any violation of antitrust laws by producers of graphite electrodes. In addition, antitrust class action and other civil lawsuits have been commenced against us and other producers of graphite electrodes in the United States and Canada. We recorded a charge against results of operations for 1997 in the amount of $340 million as a reserve for estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims. UCAR has also been named as a nominal defendant in a shareholder derivative lawsuit and is a defendant in a securities class action lawsuit, each of which is based, in part, on the subject matter of those antitrust investigations, lawsuits and claims. It is possible that antitrust investigations in other jurisdictions and additional civil antitrust lawsuits could be commenced.

      In April 1998, pursuant to a plea agreement with the Antitrust Division of the United States Department of Justice (the "DOJ"), UCAR pled guilty to a one-count charge of violating U.S. federal antitrust laws in the sale of graphite electrodes and was sentenced to pay a non-interest-bearing fine in the aggregate amount of $110 million, payable in six annual installments. In March 1999, pursuant to a plea agreement with the Canadian Competition Bureau, our Canadian subsidiary pled guilty to a one-count charge of violating Canadian antitrust laws in connection with the sale of graphite electrodes and was sentenced to pay a fine of Cdn.$11 million. The guilty pleas have made it more difficult to defend against other investigations, lawsuits and claims. Through May 7, 1999, we have settled virtually all of the actual and potential graphite electrode antitrust claims by steelmakers in the United States and Canada as well as antitrust claims by certain other steelmakers. In the aggregate, the above mentioned fines and settlements are within the amounts we used for purposes of evaluating the $340 million charge. Actual liabilities and expenses could be materially higher than such charge. We do not believe that the outcome of the shareholder derivative lawsuit will have a material adverse effect on us. The securities class action is still in its early stages and no evaluation of potential liability can yet be made.


                            SELLING STOCKHOLDERS

      This Prospectus covers offers and sales from time to time by or on behalf of each Selling Stockholder of the Shares owned by each such Selling Stockholder. The following table sets forth, to the Company's knowledge, certain information relating to the Shares and the Selling Stockholders as of March 31, 1999. Any or all of the Shares listed may be offered for sale by the Selling Stockholders from time to time. As of March 31, 1999 the Company had 45,082,530 shares of Common Stock issued and outstanding.

                          NUMBER OF
                          SHARES OF     NUMBER OF
                           COMMON       SHARES OF
                            STOCK     COMMON STOCK      NUMBER OF    PERCENTAGE
                         BENEFICIALLY WHICH MAY BE      SHARES OF        OF
                            OWNED      OFFERED AND    COMMON STOCK   OUTSTANDING
                          PRIOR TO    SOLD BY SUCH    BENEFICIALLY     SHARES
                            THE          SELLING       OWNED AFTER      AFTER
  SELLING STOCKHOLDER    OFFERING(a) STOCKHOLDER(a)     OFFERING      OFFERING
  -------------------    ----------- --------------     --------      --------

Robert D. Kennedy        535,000       500,000         35,000             *

Petrus J. Barnard        209,515       198,161         11,354             *

Luiz R. Beling            88,587        75,944         12,643             *

William D. Cate          221,872       178,849         43,023             *

Corrado F. De Gasperis   109,767        96,000         13,767             *

Peter B. Mancino         348,132       315,153         32,979             *

Karen G. Narwold          77,739        68,491          9,248             *

Gilbert E. Playford      707,663       600,000        107,663             *

Hermanus L. Pretorius    105,787        92,887         12,900             *

Craig S. Shular          167,996       150,000         17,996             *

R. Eugene Cartledge       11,800         5,000          6,800             *

Alec Flamm                 9,400         5,000          4,400             *

John R. Hall              12,000         5,000          7,000             *

Thomas Marshall            9,400         5,000          5,400             *

Michael C. Nahl            6,700         5,000          1,200             *

Robert J. Hart           467,579       293,962        173,617             *

William P. Wiemels       322,356       264,770         57,586             *

Fred C. Wolf             135,221       116,779         18,442             *

------------

*     Represents holdings of less than one percent.

(a)   Includes shares subject to vested and unvested options as follows:


       SELLING STOCKHOLDER    VESTED OPTIONS     UNVESTED OPTIONS
       -------------------    --------------     ----------------

      Robert D. Kennedy          500,000                 --
      Petrus J. Barnard          116,689             81,472
      Luiz R. Beling              10,472             65,472
      William D. Cate            109,887             68,962
      Corrado F. De Gasperis          --             96,000
      Peter B. Mancino           215,153            100,000
      Karen G. Narwold            16,746             51,745
      Gilbert E. Playford             --            600,000
      Hermanus L. Pretorius       27,397             65,490
      Craig S. Shular                 --            150,000
      R. Eugene Cartledge          5,000                 --
      Alec Flamm                      --              5,000
      John R. Hall                 5,000                 --
      Thomas Marshall                 --              5,000
      Michael C. Nahl                 --              5,000
      Robert J. Hart             294,962                 --
      William P. Wiemels         264,770                 --
      Fred C. Wolf               116,779                 --


      Each such Selling Stockholder has been employed by the Company in various positions during the past three years, except (i) Messrs. De Gasperis and Playford, both of whom joined the Company in June 1998, and Mr. Shular, who joined the Company in January 1999, (ii) Messrs. Kennedy, Cartledge, Flamm, Hall, Marshall and Nahl, each of whom is a director of UCAR, and (iii) Messrs. Krass, Hart, Wiemels and Wolf, each of whom retired from the Company during 1998.

      The Selling Stockholders acquired options to purchase shares of Common Stock pursuant to grants under the Company's Management Stock Option Plan and, in the case of Messrs. Barnard, Beling, Cate and Pretorius and Ms. Narwold, under the Company's 1996 Mid-Management Equity Incentive Plan. The shares of Common Stock to be sold hereunder will be acquired upon the exercise of such options.


                            PLAN OF DISTRIBUTION

      The Shares may be offered and sold from time to time by one or more of the Selling Stockholders. No Selling Stockholder is required to offer or sell any of his Shares. The Selling Stockholders anticipate that, if and when offered and sold, the Shares will be offered and sold in transactions effected on the New York Stock Exchange (NYSE) at then prevailing market prices. The Selling Stockholders reserve the right, however, to offer and sell the Shares on any other national securities exchange on which the Common Stock may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions at a price then to be negotiated. All offers and sales made on the NYSE or any other national securities exchange or in the over-the-counter market will be made through or to licensed or registered brokers and dealers.

      All proceeds from the sale of the Shares will be paid directly to the Selling Stockholders and will not be deposited in an escrow, trust or other similar arrangement. We will not receive any proceeds from the offer and sale of these shares of Common Stock by the Selling Stockholders. We will bear all of the expenses in connection with the registration of these Shares, including legal and accounting fees. No discounts, commissions or other compensation will be allowed or paid by the Selling Stockholders or us in connection with the offer and sale of these shares of Common Stock, except that usual and customary brokers' commissions or dealers' discounts may be paid or allowed by the Selling Stockholders.


                                   EXPERTS

      The Consolidated Financial Statements of the Company for each of the years in the three year period ended December 31, 1998, which are included in UCAR's Annual Report on Form 10-K for the year ended December 31, 1998, have been incorporated by reference into this Prospectus and into the Registration Statement in which this Prospectus appears in reliance upon the report of KPMG LLP, independent certified public accountants, which is incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

      The report of KPMG LLP refers to a change in 1998 to the FIFO method of valuing certain U.S. inventory.


                                LEGAL MATTERS

      Certain legal matters in connection with the legality of the Shares have been passed upon for the Company by Kelley Drye & Warren LLP, Stamford, Connecticut.

                                  * * * * *

NO  DEALER, SALESPERSON  OR  OTHER  PERSON
HAS    BEEN    AUTHORIZED  TO   GIVE   ANY
INFORMATION OR TO  MAKE ANY REPRESENTATION
NOT CONTAINED IN  THIS PROSPECTUS, AND, IF
GIVEN   OR   MADE,  SUCH   INFORMATION  OR
REPRESENTATION  MUST NOT BE RELIED UPON AS
HAVING  BEEN  AUTHORIZED  BY  THE  COMPANY
OR    ANY   SELLING   STOCKHOLDER.    THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL OR A SOLICITATION OF  AN OFFER TO BUY
ANY OF THE  SECURITIES OFFERED  HEREBY  IN
ANY JURISDICTION TO ANY  PERSON TO WHOM IT        UCAR INTERNATIONAL INC.
IS UNLAWFUL  TO MAKE SUCH  OFFER  IN  SUCH
JURISDICTION.   NEITHER  THE  DELIVERY  OF
THIS   PROSPECTUS   NOR  ANY   SALE   MADE
HEREUNDER SHALL,  UNDER ANY CIRCUMSTANCES,
CREATE  ANY  IMPLICATION  THAT  THERE  HAS            2,975,996 Shares
BEEN  NO  CHANGE  IN  THE  AFFAIRS  OF THE              Common Stock
COMPANY  SINCE THE DATE HEREOF OR THAT THE            ($.01 par value)
INFORMATION  CONTAINED  HEREIN IS  CORRECT
AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                                         PROSPECTUS


            TABLE OF CONTENTS

                                  PAGE

Available Information................3
Incorporation of Documents by
  Reference..........................4
Risks Regarding Forward-Looking
   Statements........................5
The Company..........................5
Selling Stockholders.................8
Plan of Distribution.................9
Experts.............................10
Legal Matters.......................10